VIA EDGAR
May 13, 2011

Securities and Exchange Commission
Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Dear Mr. Vaughn:

We have received your follow-up comment letter dated April 8, 2011, on our Form 10-K filed 11/15/10 and Form 10-K/A filed 4/6/11. The purpose of this letter is to respond to your follow-up comments. To assist you in reviewing our responses to your specific comments, we precede each response with a copy (in bold face) of the comment as stated in your letter.

General

We have included below supplemental responses with revised disclosures and we will include these revised disclosures in future filings as noted below.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility and the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we disclosed in our 8-K filing dated March 9, 2011, we have appointed a new Chief Financial Officer. We plan to file a second amended 10-K for the year ended June 30, 2010 as soon as practical to address the appropriate comments you have made.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 14

LIQUIDITY AND CAPITAL RESOURCES, PAGE 14

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. PLEASE EXPLAIN TO US THE REMAINING DIFFERENCE BETWEEN THE AMOUNTS DISCLOSED HERE ($619,711) AND THE AMOUNTS DISCLOSED ON THE STATEMENTS OF CASH FLOWS ($471,518). IN THIS REGARD, THE CURRENT EXPLANATION ACCOUNTS FOR $138,193 OF THE TOTAL $148,193 DIFFERENCE.

     Response:

     The additional $10,000 is a part of the $20,000 reclass of notes payable. See reconciliation table in comment number 6 in our response dated March 25, 2011

CONSOLIDATED BALANCE SHEETS, PAGE 18

2.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. PLEASE ADDRESS THE FOLLOWING:
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Securities and Exchange Commission
May 13, 2011
Page 2


     * CONFIRM FOR US THAT THE 800,000 SHARES ISSUED ARE INCLUDED IN THE 1,160,855 SHARES ISSUED FOR SERVICES DURING THE YEAR ENDED JUNE 30, 2010.

     * TELL US HOW YOU ARE AMORTIZING THE VALUE OF THE SHARES ISSUED FROM THE PERIOD FROM THE DATE OF ISSUANCE THROUGH APRIL 2011 (I.E. STRAIGHT
          LINE).

     *    EXPLAIN  TO US  YOUR  BASIS  FOR  THE  AMORTIZATION  METHOD  YOU  HAVE
          SELECTED.

     * BASED ON THE CONTRACTUAL TERMS, EXPLAIN TO US WHAT HAPPENS IF SUFFICIENT SERVICES ARE NOT PERFORMED BY THE EXPIRATION OF THE TWELVE MONTHS PERIOD. FOR EXAMPLE, DISCUSS WHETHER THE CONSULTANT IS REQUIRED TO CONTINUE TO PERFORM SERVICES OR IF YOU ARE ENTITLED TO RECEIVE SHARES BACK FROM THE CONSULTANT.

     Response:

     * Yes, the 800,000 shares issued are included in the 1,160,855 shares issued for services during the year ended June 30, 2010.

     * We are using the straight line method to amortize the value of the shares issued from April 2010 through April 2011 which is the period for which the services are being provided.

     * The services being provided are occurring evenly throughout the 12 month period of the service agreement. Based on this, we are recognizing the expense related to the services being provided evenly over the period.

     * The contract does not address what happens if sufficient services are not performed by the expiration of the twelve month period. The Company's position is that the consultant would be required to continue to perform services to the satisfaction of the Company.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 21

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6. PLEASE TELL US AND REVISE FUTURE FILINGS TO EXPLAIN IN GREATER DETAIL THE NATURE OF THE $138,193 AMOUNT RELATING TO "COMPLETION OF MERGER." CLARIFY THE MERGER THIS IS IN REFERENCE TO. FURTHER, DISCLOSE THE TERMS AND CONDITIONS OF THE DEBT, CONFIRM THE AMOUNT RECORDED AS OF JUNE 30, 2010 AND EXPLAIN HOW IT IS RELATED TO THE MERGER.

     Response:

     The $138,193 amount related to "completion of merger" refers to the assumption of certain debt associated with the Agreement of Share Exchange and Plan of Reorganization between the OI and the Company (formally known as Tari). Below is an excerpt from the original 10-K that discussed the transaction:

     In September 2009, Tari consummated an Agreement of Share Exchange and Plan of Reorganization (the "Agreement") with OI. Pursuant to the Agreement, Tari agreed to issue an aggregate of 33,050,000 shares of its restricted common stock to the shareholders of OI in exchange for all the issued and outstanding common stock shares of OI.
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Securities and Exchange Commission
May 13, 2011
Page 3


     The exchange of shares has been accounted for as a reverse acquisition in the form of a recapitalization with OI as the "accounting acquirer." Prior to the acquisition, Tari changed its name to SunRidge International, Inc. (hereinafter referred to as "SunRidge" or the "Company"). Following the acquisition, OI became the wholly-owned subsidiary of SunRidge. SunRidge has adopted a fiscal year end of June 30. Operations after the acquisition have been based in Fountain Hills, Arizona, where the Company manufactures and markets a patented Vacuum Fixation Device and patented suction rings to major medical supply companies and health care providers throughout the world. As a recapitalization, the accompanying financial statements represent the activity of OI.

NOTE 5 - LOSS ON STOCK ISSUANCES, PAGE 26

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. WE FURTHER NOTE THAT THE PROPOSED REVISION TO THE SECOND SENTENCE INCLUDES ALL SHARES ISSUED IN FISCAL 2010. HOWEVER, THE SENTENCE PRECEDING IT REFERS ONLY TO STOCK ISSUED FOR DEBT. PLEASE REVISE TO CLARIFY ON WHICH STOCK ISSUANCES THE LOSS WAS RECORDED AND PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURE.

     Response:

     There were 1,781,325 shares issued for debt as disclosed in Note 4 - Equity, Common Stock. Upon conversion of the debt, the Company recorded an additional cost related to the conversion in the amount of $186,159.

     Below is the proposed revision to the disclosure:

     The Company's promissory note holders were given an incentive to convert the promissory notes to common stock by issuing the stock at a discount from the closing bid trade price. As a result of promissory note holders electing to convert their debt to common stock, the Company recorded a loss in the amount of $186,159 on the conversion of 1,781,325 shares of common stock.

NOTE 9 - COMMITMENTS AND CONTINGENCIES, PAGE 29

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10. HOWEVER, IT IS NOT CLEAR TO US HOW THE PROPOSED REVISED DISCLOSURE COMPLIES WITH SECTION 450-20 OF THE FASB ACCOUNTING STANDARDS CODIFICATION. SPECIFICALLY, YOUR PROPOSED DISCLOSURE STATES THAT YOU BELIEVE "IT IS MORE THAN REASONABLY POSSIBLE THAT THE REIMBURSEMENT CLAIM IS UNENFORCEABLE." HOWEVER, ASC 450-20 REQUIRES ACCRUAL FOR LOSS CONTINGENCY IF IT IS PROBABLE A LOSS HAS BEEN INCURRED AND THE AMOUNT OF THE LOSS CAN BE REASONABLY ESTIMATED. IN THIS REGARD, ASC 450-20-5-3 FURTHER PROVIDES THAT DISCLOSURE OF UNRECOGNIZED CONTINGENCIES SHALL BE MADE IF THERE IS AT LEAST A REASONABLE POSSIBILITY THAT A LOSS MAY HAVE BEEN INCURRED. IN THESE CIRCUMSTANCES, DISCLOSURE SHOULD ADDRESS WHY NO AMOUNTS ARE RECORDED IN THE FINANCIAL STATEMENTS FOR THE CONTINGENCY. PLEASE FURTHER REVISE YOUR DISCLOSURE AND PROVIDE US WITH A SAMPLE OF THE PROPOSED REVISED DISCLOSURE.

     Response:

     According to section 450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:
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Securities and Exchange Commission
May 13, 2011
Page 4


     a. Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statement means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

     b.   The amount of loss can be reasonably estimated.

     The Company does not believe it is probable a liability had been incurred at the date of the financial statements.

     The following is a sample of our proposed disclosure.

     The Company had a consulting agreement with Francesco Aspes whereby a clause stated that the Company would reimburse Mr. Aspes for documented expenses, up to a maximum of 80,000 euros (or $109,000 USD currently). There is a claim by Mr. Aspes for the maximum amount, however, the Company believes that the reimbursement claim is unenforceable as no underlying documentation in support of this claim has been received. Therefore, the Company believes that it is reasonably possible that no loss has been incurred. As such, there is no accrued expense related to the potential reimbursement at June 30, 2010.

     CONTINGENT LIABILITY

     The Company had a consulting agreement with Francesco Aspes whereby a clause stated that the Company would reimburse Mr. Aspes for documented expenses, up to a maximum of 80,000 euros (or $109,000 USD currently). There is a claim by Mr. Aspes for the maximum amount, however, the Company believes that the reimbursement claim is unenforceable as no underlying documentation in support of this claim has been received. Therefore, the Company believes that it is reasonably possible that no loss has been incurred. As such, there is no accrued expense related to the potential reimbursement at June 30, 2010.

6. WE NOTE YOUR PROPOSED DISCLOSURE IN RESPONSE TO PRIOR COMMENT 11. WITH REGARD TO THE LAWSUIT FILED BY MESCHKOW & GRESHHAM, P.L.C. AND THE AWARD RENDERED BY ARBITRATION, PLEASE EXPLAIN WHY THERE WAS NO ACCRUAL RECORDED FOR THE AMOUNTS INDICATED. PLEASE EXPLAIN TO US WHY YOU DO NOT BELIEVE ACCRUAL FOR THESE AMOUNTS IS REQUIRED BASED ON THE PROVISIONS OF SECTION 450-20-25 OF THE FASB ACCOUNTING STANDARDS CODIFICATION.

     Response:

     The Company noted that the Meschkow & Greshham award fell under the FASB Accounting Standards Codification section 450-20-25 but the Company determined that the amount was immaterial. The loss per share as reported was approximately $(2.37) and the additional effect would be approximately $(0.10) per share, which was not deemed material to investors.
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Securities and Exchange Commission
May 13, 2011
Page 5


FORM 10-K/A FILED APRIL 6, 2011

7. WE NOTE YOU HAVE FILED THIS FORM 10-K/A TO REVISE DISCLOSURES BASED ON PRIOR COMMENTS 8, 9, 10, AND 12. HOWEVER, AS INDICATED IN THE INSTRUCTIONS TO THE FORM 10-K, ANY AMENDMENT TO A FORM 10-K MUST INCLUDE THE COMPLETE TEXT FOR THE ITEM BEING AMENDED. IN THIS CASE, THE AMENDMENT ADDRESSES CHANGES TO ITEM 8 AND ITEM 9A AND AS SUCH, THE COMPLETE TEXT OF EACH OF THOSE ITEMS, INCLUDING THE INDEPENDENT AUDITORS REPORT, THE FULL FINANCIAL STATEMENTS, AND ALL OF THE DISCLOSURES REQUIRED BY ITEM 9A OF REGULATION S-K, SHOULD BE INCLUDED IN THE AMENDED 10-K TOGETHER WITH THE COVER PAGE, EXPLANATORY NOTE, SIGNATURE PAGE AND REQUIRED CERTIFICATIONS. PLEASE AMEND THE FILING TO COMPLY.

     Response:

     We will file a second amended 10-K that includes the complete text of Item 8 and Item 9A.

8. NOTWITHSTANDING THE COMMENT ABOVE, EXPLAIN TO US WHY YOU DID NOT INCLUDE REVISIONS TO ADDRESS THE OTHER COMMENTS IN OUR PRIOR LETTER THAT REQUESTED REVISED DISCLOSURES IN FUTURE FILINGS.

     Response:

     In the first amended 10-K we intended to address the comments that related to corrections that were needed in the original 10-K. We had intended to provide the other requested information in future filing (i.e. all relevant subsequent 10-Q's and 10-K's). We did not believe your request was associated with the amended 10-K.

     We will file a second amended 10-K that we believe will sufficiently address the requested revised disclosures.

ITEM 9A. CONTROLS AND PROCEURES

9. WE NOTE YOUR DISCLOSURE THAT YOU HAVE CONCLUDED YOUR ASSESSMENT OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING AND HAVE CONCLUDED THAT YOUR
     INTERNAL CONTROL OVER FINANCIAL REPORTING WAS EFFECTIVE AS OF JUNE 30, 2010. HOWEVER, WE NOTE YOUR PRIOR DISCLOSURES IN THE ORIGINAL 10-K THAT YOU DID NOT HAVE THE PERSONNEL TO PERFORM THE REQUIRED INTERNAL CONTROL ASSESSMENT. FURTHER, WE NOTE YOUR DISCLOSURE OF A MATERIAL WEAKNESS
     REGARDING A LACK OF "SUFFICIENT COMPLEMENT OF PERSONNEL WITH THE APPROPRIATE LEVEL OF KNOWLEDGE, EXPERIENCE, AND TRAINING TO ANALYZE,
     REVIEW, AND MONITOR THE ACCOUNTING OF YEAR-END ADJUSTMENTS THAT ARE SIGNIFICANT OR NON-ROUTINE." EXPLAIN WHAT CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING WERE IMPLEMENTED FROM JUNE 30, 2009 TO JUNE 30, 2010 THAT CAUSED YOU TO BELIEVE THIS NO LONGER REPRESENTED A MATERIAL WEAKNESS AS OF JUNE 30, 2010. IN THIS REGARD, WE DO NOT SEE WHERE YOU HAVE INCLUDED ANY DISCLOSURE IN YOUR FORMS 10-Q FOR FISCAL YEAR 2010 NOR IN THE FORM 10-K FOR THE YEAR ENDED JUNE 30, 2010 THAT DISCUSS CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT WOULD EXPLAIN YOUR NEW DETERMINATION THAT SUCH MATERIAL WEAKNESS DID NOT EXIST AT JUNE 30, 2010. PLEASE REVISE OR ADVISE.
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Securities and Exchange Commission
May 13, 2011
Page 6


     Response:

     The Company is changing the assessment of internal control over financial reporting. The following is the proposed disclosure:

     MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining an effective system of internal control over financial reporting as this term is defined under Rule 13a-15(f) of the Exchange Act and has made organizational arrangements providing appropriate divisions of responsibility and has established communication programs aimed at assuring that its policies, procedures and principles of business conduct are understood and practiced by its employees. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     We have assessed the effectiveness of our internal control over financial reporting as of June 30, 2010, the period covered by this Annual Report on Form 10-K, as discussed above. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL CONTROL--INTEGRATED FRAMEWORK. Based on these criteria and our assessment, we have determined that, as of June 30, 2010, our internal control over financial reporting was ineffective.

10. FURTHER TO THE ABOVE, WE NOTE FROM YOUR ORIGINAL FORM 10-K THAT YOU CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE AT JUNE 30, 2010. PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE FACTORS THAT CAUSED YOU TO CONCLUDE THAT DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE AT JUNE 30, 2010 IN YOUR EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING AT JUNE 30, 2010. EXPLAIN WHY THE ITEMS THAT CAUSED YOUR DISCLOSURE CONTROLS AND PROCEDURES TO BE NOT EFFECTIVE DID NOT HAVE THE SAME EFFECT ON YOUR CONCLUSION REGARDING INTERNAL CONTROLS OVER FINANCIAL REPORTING.

     Response:

     See response to comment 9 above. The Company has assessed the internal control over financial reporting is assessed to be ineffective as of June 30, 2010.

We believe that these comments are responsive to the comments contained in your letter. If you have additional comments or questions, please contact Charles Mathews at (602) 284-7482.

Sincerely,


/s/ G. Richard Smith
-------------------------------------
President and Chief Executive Officer


/s/ Charles B. Mathews
-------------------------------------
Chief Financial Officer